VIA EDGAR AND E-MAIL

February 9, 2021

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Renewable Corporation Brookfield Renewable Partners L.P. Registration Statement on Form F-1 File Nos. 333-252854, 333-252854-01

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Renewable Corporation and Brookfield Renewable Partners L.P. hereby respectfully request that the effectiveness of the above referenced joint registration statement on Form F-1, File Nos. 333-252854 and 333-252854-01, as amended, be accelerated by the Commission so that it may become effective at 5:00 P.M. Eastern Time on Wednesday, February 10, 2021 or as soon thereafter as practicable.

If the staff of the Commission has any questions, please contact Mile Kurta, Esq. of Torys LLP at (212) 880-6363 or mkurta@torys.com. In addition, it would be appreciated if, as soon as the joint registration statement is declared effective, you would so inform Mr. Kurta and then send written confirmation to the addressees listed on the cover of the joint registration statement.

[Signature Page Follows]

Sincerely,

BROOKFIELD RENEWABLE CORPORATION

By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

BROOKFIELD RENEWABLE PARTNERS L.P.,
by its general partner, BROOKFIELD RENEWABLE
PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi
Title: Vice President